Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES BOARD OF DIRECTOR ELECTION RESULTS

(Calgary, June 23, 2015) - Pengrowth Energy Corporation is pleased to announce that at its annual meeting of shareholders held earlier today, each of the ten nominees listed in its management information circular dated April 30, 2015 were elected as directors of Pengrowth to serve until the next annual meeting of shareholders of Pengrowth, or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.
	Votes For		Votes Withheld
Derek W. Evans	221,465,272	(97.31%)	6,123,688	(2.69%)
John B. Zaozirny	216,178,548	(94.99%)	11,410,412	(5.01%)
Margaret L. Byl	222,155,780	(97.61%)	5,433,179	(2.39%)
Wayne K. Foo	221,860,158	(97.48%)	5,728,801	(2.52%)
Kelvin B. Johnston	221,879,063	(97.51%)	5,675,898	(2.49%)
James D. McFarland	219,649,807	(96.53%)	7,905,154	(3.47%)
Michael S. Parrett	221,785,168	(97.46%)	5,769,792	(2.54%)
A. Terence Poole	217,312,148	(95.50%)	10,242,812	(4.50%)
Jamie C. Sokalsky	222,089,278	(97.58%)	5,499,682	(2.42%)
D. Michael G. Stewart	221,341,358	(97.25%)	6,247,601	(2.75%)

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com